UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              HAIN FOOD GROUP, INC.
                     -------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par Value
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    405219106
                        --------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
             -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 7, 1997
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 19 Pages
                             Exhibit Index: Page 16

-----------------

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13D.

                                                              Page 2 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Fund Management LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    566,700/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             6.61%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

/1/     See Item 5.

                                                              Page 3 of 19 Pages


                                  SCHEDULE 13D


CUSIP No. 405219106

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    566,700/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             6.61%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

/1/     See Item 5.

                                                              Page 4 of 19 Pages

                                  SCHEDULE 13D


CUSIP No. 405219106

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Stanley F. Druckenmiller (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    566,700/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             6.61%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

/1/     See Item 5.

                                                              Page 5 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               White Rock Capital, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Texas

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          666,700
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    666,700

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    666,700

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             7.78%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Thomas U. Barton

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               PF; AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          55,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          666,700
    Each
  Reporting           9      Sole Dispositive Power
   Person                           55,000
    With
                      10     Shared Dispositive Power
                                    666,700

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    721,700

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                                    8.42%

14      Type of Reporting Person*

               IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 19 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Joseph U. Barton

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               PF; AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          25,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          666,700
    Each
  Reporting           9      Sole Dispositive Power
   Person                           25,000
    With
                      10     Shared Dispositive Power
                                    666,700

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    691,700

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             8.07%

14      Type of Reporting Person*

               IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 19 Pages


               This Statement on Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of Hain Food Group, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report recent acquisitions of Shares of the Issuer as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Item 1.        Security and Issuer.

               This Statement relates to the Shares. The address of the principal executive offices of the Issuer is 50 Charles Lindbergh Blvd., Uniondale, New York 11553.

Item 2.        Identity and Background.

               This statement is filed on behalf of Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), Mr. George Soros ("Mr. Soros"), Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"), White Rock Capital, L.P., a Texas limited partnership ("White Rock"), Thomas U. Barton and Joseph U. Barton (collectively, the "Reporting Persons"). This statement on Schedule 13D relates to Shares that were acquired by White Rock on behalf of certain institutional clients (the "White Rock Clients"), including Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar Partners"), and Collins Capital Diversified Fund, L.P., a Delaware limited partnership ("Collins Capital"). This statement also relates to Shares acquired for Joseph U. Barton's personal account, and to certain options acquired by Thomas U. Barton (the
"Barton Options") for his own personal account, pursuant to an arrangement between Donaldson, Lufkin & Jenrette Securities Corporation and Thomas U. Barton providing for the trading of options to acquire securities, including the Shares, at a strike price typically equivalent to the current market price on the date such option is acquired.

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC, a Delaware limited liability company, has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies, including Quasar Partners (the "SFM Clients"). SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quasar Partners. Quasar Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with the SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself. In connection therewith, Quasar Partners has granted investment discretion to White Rock pursuant to an investment advisory contract between Quasar Partners and White Rock (the "White Rock Contract"). The Shares currently held for the account of Quasar Partners were acquired at the direction of White Rock, and none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises voting or dispositive power over the Shares.

               Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quasar Partners. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quasar Partners. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC (the executive officers of SFM LLC).

                                                              Page 9 of 19 Pages


               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of Quasar Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such Shares.

               Collins Capital is a limited partnership whose primary business is to serve as a fund-to-fund manager, placing partnership assets under the discretionary direction of outside managers. In connection therewith, Collins Capital entered into an agreement with Thomas U. Barton and Joseph U. Barton of White Rock, dated December 22, 1994, pursuant to which Thomas U. Barton and Joseph U. Barton were appointed to manage the securities trading portfolio of Collins Capital. The principal business address of Collins Capital is 3131 Turtle Creek Boulevard, Suite 888, Dallas, Texas 75219.

               White Rock is a limited partnership engaged in the investment and investment management business. The principal occupations of Thomas U. Barton and Joseph U. Barton, both of whom are United States citizens, are their positions as the general partners of White Rock at White Rock's principal office. The principal business address of each of White Rock, Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

               During the past five years, none of the Reporting Persons, Quasar Partners, Collins Capital and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

               The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(f) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"); however, neither the fact of this filing nor any information contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of Section 13(d)(3) of the Act.

               Information  contained herein  concerning SFM LLC, Mr. Soros, Mr.
Druckenmiller and Quasar Partners has been provided by SFM LLC. White Rock, Thomas U. Barton and Joseph U. Barton assume no responsibility for such information. Information contained herein concerning White Rock, Collins Capital, Thomas U. Barton and Joseph U. Barton has been provided by White Rock. SFM LLC, Mr. Soros and Mr. Druckenmiller assume no responsibility for such information.

                                                             Page 10 of 19 Pages


Item 3.        Source and Amount of Funds or Other Consideration.

               White Rock expended approximately $2,065,127 of the working capital of Quasar Partners to purchase the Shares reported herein as being acquired within the last 60 days. White Rock expended approximately $409,013 of the working capital of Collins Capital to purchase the Shares reported herein as being acquired within the last 60 days. Thomas U. Barton expended approximately $44,060 of his personal funds to purchase the Barton Options reported herein as having been acquired within the last 60 days. Joseph U. Barton expended approximately $91,999 of his personal funds to purchase the Shares reported herein as being acquired within the last 60 days.

               The Shares (and securities derivative thereof) held for the accounts of the SFM Clients, Collins Capital, White Rock, Thomas U. Barton and Joseph U. Barton may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares (and securities derivative thereof) reported herein as having been acquired for or disposed of from the accounts of Quasar Partners, Collins Capital, Joseph U. Barton and Thomas U. Barton were acquired or disposed of for investment purposes. Neither Quasar Partners, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, Collins Capital and/or the SFM Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) As a consequence SFM LLC's ability to terminate the White Rock Contract with respect to all investments, including those involving the Shares, and acquire voting and dispositive power over the Shares within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of 566,700 Shares (approximately 6.61% of the total number of Shares outstanding).

                    (ii) White Rock may be deemed the beneficial owner of 666,700 Shares (approximately 7.78% of the total number of Shares outstanding). This number consists of (1) 566,700 Shares held for the account of Quasar Partners and (2) 100,000 Shares held for the account of Collins Capital.

                    (iii) Thomas U. Barton may be deemed the beneficial owner of 721,700 Shares (approximately 8.42% of the total number of Shares outstanding assuming the exercise of the Barton Options). This number consists of (1) 566,700 Shares held for the account of Quasar Partners, (2) 100,000 Shares held for the account of Collins Capital, and (3) 55,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                                                             Page 11 of 19 Pages



                    (iv) Joseph U. Barton may be deemed the beneficial owner of 691,700 Shares (approximately 8.07% of the total number of Shares outstanding). This number consists of (1) 566,700 Shares held for the account of Quasar
Partners, (2) 100,000 Shares held for the account of Collins Capital and (3) 25,000 Shares held for his account.

               (b) (i) White Rock, Thomas U. Barton and Joseph U. Barton are currently vested with shared power to direct the voting and disposition of the 566,700 Shares held for the account Quasar Partners as a result of the White Rock Contract and the positions of Thomas U. Barton and Joseph U. Barton as the general partners of White Rock. SFM LLC has the contractual authority on behalf of Quasar Partners to terminate the White Rock Contract within 60 days and, as a result, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have the ability to acquire the voting and dispositive power held by White Rock with respect to the 566,700 Shares.

                    (ii) White Rock, Thomas U. Barton and Joseph U. Barton are currently vested with shared power to direct the voting and disposition of the 100,000 Shares held for the account of Collins Capital.

                    (iii) Thomas U. Barton is currently vested with the sole power to direct the voting and disposition of the 55,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                    (iv) Joseph U. Barton is currently vested with the sole power to direct the voting and disposition of the 25,000 Shares held for his account.

               (c) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, and on Annex B attached hereto, there have been no transactions effected with respect to the Shares since December 20, 1996 (60 days prior to the date hereof) by the Reporting Persons, SFM LLC or Quasar Partners.

               (d) (i) The partners of Quasar Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Quasar Partners in accordance with their partnership interests in Quasar Partners.

                    (ii) The partners of Collins Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Collins Capital in accordance with their partnership interests in Collins Capital.

                    (iii) Thomas U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                    (iv) Joseph U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his account.

               (e) Not applicable.

                                                             Page 12 of 19 Pages


               SFM LLC, Mr. Soros and Mr. Druckenmiller expressly disclaim beneficial ownership of any Shares (or securities derivative thereof) not held for the accounts of the SFM Clients. White Rock expressly disclaims beneficial ownership of any Shares (or securities derivative thereof) not held for the accounts of the White Rock Clients. Thomas U. Barton expressly disclaims beneficial ownership of any Shares (or securities derivative thereof) not held for his personal account or the accounts of the White Rock Clients. Joseph U. Barton expressly disclaims beneficial ownership of any Shares (or securities derivative thereof) not held for his personal account or the accounts of the White Rock Clients.


Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               The Barton Options were acquired pursuant to an arrangement between Donaldson, Lufkin & Jenrette Securities Corporation and Thomas U. Barton providing for the trading of options to acquire securities, including the Shares, at a strike price typically equivalent to the current market price on the date such option is acquired.

               From time to time, each of the Reporting Persons, Quasar Partners, Collins Capital, Thomas U. Barton and/or other SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of the Reporting Persons, Quasar Partners, Collins Capital and other SFM Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as disclosed above, the Reporting Persons and the SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               C. Joint Filing Agreement dated February 18, 1997 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller, White Rock, Thomas U. Barton and Joseph
U. Barton.

                                                             Page 13 of 19 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 18, 1997                SOROS FUND MANAGEMENT LLC


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        WHITE ROCK CAPITAL, L.P.


                                        By:  /S/ THOMAS U. BARTON
                                             ----------------------------------
                                             Thomas U. Barton
                                             General Partner


                                        /S/ THOMAS U. BARTON
                                        ---------------------------------------
                                        Thomas U. Barton


                                        /S/ JOSEPH U. BARTON
                                        ---------------------------------------
                                        Joseph U. Barton

                                                             Page 14 of 19 Pages


                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                              Scott K. H. Bessent
                              Walter Burlock
                              Brian J. Corvese
                              Jeffrey L. Feinberg
                              Arminio Fraga
                              Gary Gladstein
                              Robert K. Jermain
                              David N. Kowitz
                              Alexander C. McAree
                              Paul McNulty
                              Gabriel S. Nechamkin
                              Steven Okin
                              Dale Precoda
                              Lief D. Rosenblatt
                              Mark D. Sonnino
                              Filiberto H. Verticelli
                              Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) None of the above persons holds any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.



                                                                       Page 15 of 19 Pages


                                          ANNEX B

                         RECENT TRANSACTION IN THE COMMON STOCK OF
                                   HAIN FOOD GROUP, INC.


                                                            Number of
                                                            Shares/
                           Date of         Nature of         Option       Price Per Share/
For the Account of       Transaction      Transaction       Contracts     Option Contract
------------------       -----------      -----------       ---------     ----------------

Quasar Partners/1/         1/13/97            Buy            45,000           3.695
                           1/14/97            Buy            85,000           4.080
                           1/15/97            Buy            24,000           4.158
                           1/16/97            Buy            13,000           4.167
                           1/17/97            Buy             2,500           4.206
                           1/20/97            Buy             5,000           4.331
                           1/30/97            Sell            5,000           4.689
                           2/05/97            Buy            52,000           5.353
                           2/06/97            Buy            63,700           5.515
                           2/07/97            Buy            65,000           5.664
                           2/11/97            Buy            80,000           4.600

Joseph U. Barton/2/       01/13/97            Buy             2,000           3.770
                          01/13/97            Buy             3,000           3.736
                          01/28/97            Buy             5,000           4.331
                          01/30/97            Buy             5,000           4.811
                          02/13/97            Buy             5,000           5.508

Thomas U. Barton/3/       12/20/96            Buy             300/4/         90.00
                          01/23/97            Buy             100/4/         62.81
                          01/30/97            Buy             150/4/         71.86

Collins Capital/2/        01/13/97            Buy            10,000           3.695
                          01/14/97            Buy            15,000           4.080
                          02/05/97            Buy            20,000           5.353
                          02/06/97            Buy            10,000           5.516
                          02/07/97            Buy            10,000           5.605
                          02/11/97            Buy            20,000           4.600




--------

/1/     Transactions  effected at the direction of White Rock Capital,  L.P.  These Shares were  acquired  and/or  disposed  of in the  over-the-counter  market  in  routine brokerage transactions.

/2/     These Shares were acquired  and/or disposed of in the  over-the-counter  market in routine brokerage transactions.

/3/     The Barton Options were acquired pursuant to an arrangement with Donaldson, Lufkin
        & Jenrette Securities Corporation.

/4/     Each Call Option Contract is exercisable for 100 Shares.


                                                             Page 16 of 19 Pages


                                  EXHIBIT INDEX


                                                                        Page No.
                                                                        --------

A.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     George Soros in favor of Mr. Sean C. Warren and Mr.  Michael
     C. Neus.............................................................. 17

B.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     Stanley F.  Druckenmiller in favor of Mr. Sean C. Warren and
     Mr. Michael C. Neus.................................................. 18

C.   Joint Filing  Agreement dated February 18, 1997 by and among
     Soros Fund Management LLC, Mr. George Soros,  Mr. Stanley F.
     Druckenmiller,  White Rock Capital,  L.P.,  Thomas U. Barton
     and Joseph U. Barton................................................. 19